EXHIBIT 99.1

                        [PARADIGM GEOPHYSICAL LTD. LOGO]


           FOX PAINE COMPLETES ACQUISITION OF PARADIGM GEOPHYSICAL


HERZLIYA, AUGUST 13, 2002 -- Paradigm Geophysical Ltd. ("Paradigm") (NASDAQ;
TASE: PGEO), a provider of information technology and services to the oil and gas exploration and production industry worldwide, announced today that it has completed its previously announced transaction with Paradigm Geotechnology B.V. As a result, Paradigm Geotechnology B.V. has acquired 100% of the outstanding Paradigm shares.

Under the terms of the definitive agreement relating to the transaction, which was approved by Paradigm's shareholders on June 13, 2002 by a majority of 98.2% of shareholders voting at a special shareholders' meeting, the outstanding shares of Paradigm have been acquired for US $5.15 per share in cash, which reflects a premium of 37.8% over Paradigm's average closing price of US $3.74 during the ninety-day period ended May 21, 2002, the date that the definitive agreement was executed. Paradigm has applied to have its shares delisted from the Nasdaq National Market and from the Tel Aviv Stock Exchange. Paradigm Geotechnology B.V., a company formed to invest in energy related technology and services firms, is owned by a non-U.S. limited partnership organized by affiliates of Fox Paine & Company, LLC, a San Francisco-based private equity investment firm.

About Fox Paine:
Fox Paine & Company, LLC manages investment funds in excess of US $1.5 billion, providing equity capital for corporate acquisitions, company expansion and growth programs and management buyouts. The Fox Paine funds are managed on behalf of over 50 leading international financial institutions, including major governmental and corporate pension systems, Fortune 100 companies, major life and property & casualty insurance and reinsurance companies, money center and super regional commercial banks, investment banking firms, and university endowments. Fox Paine was founded in 1997 by Saul A. Fox, a former general partner of Kohlberg Kravis Roberts & Co., and W. Dexter Paine, III, a former general partner of Kohlberg & Co. More information about Fox Paine can be found at http://www.foxpaine.com.

About Paradigm Geotechnology B.V.:
Paradigm Geotechnology B.V. (formerly Talamantes B.V.) is a private company, with offices in London and the Netherlands, formed to invest in energy related technology and services firms. Paradigm Geotechnology is indirectly owned by a non-U.S. limited partnership organized by affiliates of Fox Paine & Company, LLC.

About Paradigm:
Paradigm provides information solutions to the leaders of the oil and gas industry worldwide, offering technical software solutions and product-driven services to companies involved in the exploration and production of oil and gas and to oilfield service companies. The company has a global network of sales, service and user support with 21 offices in 18 countries, serving all major oil-and gas-producing provinces in the world.

Safe Harbor statement: This press release contains "forward-looking statements" within the meaning of the U.S. securities laws. The "forward-looking statements" include, among other things, statements relating to our anticipated financial performance, business prospects, new developments, strategies and similar matters, and/or statements preceded by, followed by or that include the words "believes," "could," "expects," "anticipates," "estimates," "intends," "projects," or similar expressions. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of our business. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. You should understand that certain factors, including, but are not limited to, the following important factors, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: (1)material adverse changes in economic conditions generally or in our markets; (2) future capital expenditures by oil and gas companies; (3) fluctuations and absolute levels of international oil prices; (4) the need for increased investment to support new products and services; (5) our ability to raise needed additional capital; (6) rapid technological changes that could make our products less desirable or obsolete;
(7) market acceptance of our products and services; (8) changes in product sales mix; (9) product transitions by us and our competitors and competition from others; (10) the impact of competitive products and pricing; (11) currency fluctuations; (12) future regulatory and legislative actions and conditions affecting our operating areas; (13) the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; (14) the ability to expand into and successfully operate in foreign markets; (15) the outcome of claims and litigation; (16) obtaining and retaining key executives and employees; and (17) other risks and uncertainties as may be detailed from time to time in our public announcements and filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.




CONTACTS

FOR PARADIGM GEOPHYSICAL LTD.
-----------------------------
Investor Relations                        The Ruth Group
Phone: +972-9-970-9306        or          Denise Roche
Fax: +972-9-970-9319                      Phone: +1-646-536-7008
Email:  ir@paradigmgeo.com                Fax: +1-646-536-7100
        ------------------                Email: droche@theruthgroup.com

FOR FOX PAINE & COMPANY, LLC
----------------------------
Joele Frank, Wilkinson Brimmer Katcher
Andy Brimmer / Nina Covalesky
Phone:  +1-212-355-4449
Fax:  +1-212-355-4554
Email:  nc@joelefrank.com